OM FINANCIAL LIFE INSURANCE COMPANY
                                OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA
                                              1001 Fleet Street - 6th Floor, Law
                                                       Baltimore, Maryland 21202
                                                                Kenneth W. Reitz
                                                       Associate General Counsel
                                                            Office: 410-895-0196
                                                               Fax: 410-895-0085
                                                     E-mail:  ken.reitz@omfn.com

November 5, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Sally Samuel, Senior Counsel - Office of Insurance Products

Re: OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA ("REGISTRANT") FILE NOS. 333-142420 AND 811-21952
        PRE-EFFECTIVE AMENDMENT #2 TO THE INITIAL REGISTRATION
        BEACON ADVISOR FLEXIBLE CONTRIBUTION DEFERRED VARIABLE ANNUITY

Dear Commissioners and Ms. Samuel:

For the above referenced Registrant, this filing is the pre-effective amendment #2 to the initial registration statement on Form N-4 (the "Registration Statement") under the Securities Act of 1933, as amended ("1933 Act"). The Registration Statement relates to certain variable annuity deferred insurance contracts (the "Contract") to be offered following effectiveness of the Registration Statement.

Registrant requests an effective date for this registration of November 9, 2007.

MATERIAL CHANGES SINCE THE PRE-EFFECTIVE AMENDMENT #1

FINANCIAL STATEMENT.
Financial Statements have been revised to include a third year of statutory financial statements for OM Financial Life Insurance Company.

PART C - EXHIBITS

We have further amended this section to reflect documents incorporated by reference to our Pre-Effective Amended registration #1 made on September 26, 2007.

There are no other material changes. A few `clean up' changes were made: correcting a few underlying fund names or their class identification; and better labeling the new table inserted in the Charges section explanation of optional benefit charges.

TANDY REPRESENTATIONS

The Registrant hereby acknowledges:
        o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
        o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
        o The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To further assist the Commission staff, Registrant has provided the Commission staff reviewer with a courtesy paper copy of this filing including marked changes from the current effective prospectus and statement of additional information.


WE REQUEST AN EFFECTIVE DATE OF NOVEMBER 9, 2007.

If you have any question concerning this filing, please contact the undersigned by telephone at (410) 895- 0196 or by e-mail at Ken. Reitz@omfn.com. .


Respectfully Submitted,

/s/  Kenneth W. Reitz

Kenneth W. Reitz